Exhibit 12.1

PMC-SIERRA, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)	Year Ended
	December 27, 2009	December 28, 2008 As adjusted *	December 30, 2007 As adjusted *	December 31, 2006 As adjusted *	December 31, 2005 As adjusted *
Earnings:
Income (loss) before income taxes and before income from equity investees	$51,101	$58,280	$(40,385)	$(58,140)	$28,794
Fixed charges:
Interest expense and amortization of debt issue costs	4,828	9,263	14,234	13,415	2,780
Rental interest factor (1)	3,594	3,618	3,601	3,503	3,047

Total fixed charges	8,422	12,881	17,835	16,918	5,827

Earnings (loss) available to cover fixed charges	$59,523	$71,161	$(22,550)	$(41,222)	$34,621

Ratio of earnings to fixed charges (2)	7.1x	5.5x	—	—	5.9x

*	Effective December 29, 2008, the Company retrospectively adopted Financial Accounting Standards Board Accounting Standards Codification 470, the Debt Topic for the accounting of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlements). Accordingly, the comparative consolidated financial statement amounts have been adjusted.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. Earnings consist of income (loss) before provision for income taxes less income from equity investees plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that the Company believes to be a reasonable approximation of the interest factor included in rental expense.

(1)	The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.

(2)	Earnings were inadequate to cover fixed charges by $22.6 million and $41.2 million, for fiscal years ended December 30, 2007 and December 31, 2006, respectively.